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Información Confidencial

Roma, 27 de Julio de 2007

Muy Señores nuestros:

En virtud de lo dispuesto en el artículo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, ENEL S.p.A., sociedad cabecera del Grupo ENEL comunica el acuerdo del Consejo de Ministros de fecha 27 de julio de 2007, por el que se concede a ENEL ENERGY EUROPE S.r.l. el ejercicio de los derechos políticos dimanantes de las acciones que le correspondan tras la liquidación de la Oferta de Adquisición de Acciones formulada mancomunadamente/junto con ACCIONA, S.A. sobre la totalidad de las acciones de la sociedad ENDESA, S.A.

La autorización que se concede estará condicionada al cumplimiento de las siguientes obligaciones:

“A)

Con carácter anual, y en todo caso a petición de la Administración, Enel presentará un informe detallado ante la Secretaría General de Energía explicando su estrategia corporativa en aspectos que afecten al interés general o a la seguridad pública españoles. Adicionalmente, después de cada Consejo y de cada Junta de Accionistas de Endesa, Enel informará a la citada Secretaría General acerca de los acuerdos adoptados, así como sobre el sentido y la motivación del voto de sus representantes en relación con aquellos puntos del orden del día que tuvieran por objeto asuntos que afecten al interés general o a la seguridad pública españoles.

B)

Enel, por medio de su intervención

Rome, July 27, 2007

Dear Sirs,

In compliance with section 82 of Act 24/1988, of July 28, on the Securities Market, ENEL S.p.A., parent company of the ENEL group, hereby notifies the Resolution of the Cabinet of Ministers dated July 27, 2007, by means of which, ENEL ENERGY EUROPE S.r.l. is granted the right to exercise the voting rights associated with the shares that will be acquired after the settlement of the takeover bid, launched with ACCIONA, S.A. on the totality of the shares of the company ENDESA, S.A.

The authorization is subject to the following conditions:

“A)

On a yearly basis, and in any case upon request of the Spanish Administration, Enel shall file with the General Secretary of Energy, a detailed report, with its corporative strategy in matters that may affect the Spanish general interest or public safety. Additionally, after each Board of Directors Meeting and General Shareholders Meeting, Enel shall inform the General Secretary of Energy on the resolutions passed and the sense and motivation of the votes casted by its representatives, regarding those issues of their agendas concerning matters that may affect the Spanish general interest or public safety.

B)

Enel, through its intervention in

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Información Confidencial

en Endesa, deberá garantizar el aprovisionamiento de gas natural al mercado español sin desviar a mercados distintos las cantidades anuales previstas por Endesa en sus planes 2007-2011, siempre que éstas sean necesarias para atender la demanda del mercado español satisfecha por Endesa. La presente obligación se entiende sin perjuicio de la posible adaptación, debidamente justificada, de los planes de Endesa. “

Lo que se comunica, como información relevante, para público y general conocimiento.

Atentamente,

Claudio Sartorelli

Secretario del Consejo de Administración de Enel, S.p.A.

Endesa, shall secure the supply of natural gas to the Spanish market without deviation to other markets the yearly amounts scheduled by Endesa in its plans for the years 2007-2011, assuming that those are necessary to fulfill the demand of the Spanish markets covered by Endesa. This obligation could eventually be adapted to the possible variation, duly justified, of Endesa plans.”

This is hereby notified for public and general knowledge.

Yours sincerely,

Claudio Sartorelli

Secretary of the Board of Directors of ENEL S.p.A.

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